UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-40876

IHS Holding Limited

(Translation of Registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Results of Extraordinary General Shareholder Meeting

On August 4 2026, IHS Holding Limited (the “Company”) held an Extraordinary General Meeting of shareholders (the “EGM”) to consider certain proposals related to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 17, 2026, by and among the Company, Mobile Telephone Networks (Netherlands) B.V., a company incorporated under the laws of the Netherlands (“Holdings”), MTN Group Limited, a company incorporated under the laws of South Africa (“Parent”), and Sub-Merger Co, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdings (“Merger Sub”), pursuant to which, subject to the conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company in the Merger.

At the EGM, the holders of 264,066,813 of the Company’s ordinary shares, as of the July 9, 2026 record date (the “Record Date”) were represented in person or by proxy, constituting a quorum. Voting at the EGM was conducted by way of a poll, and other than in respect of certain limitations and exceptions as detailed in the Second Amended and Restated Memorandum and Articles of Association of the Company, each ordinary share issued and outstanding as of the close of business on the Record Date was entitled to one (1) vote on each resolution at the EGM.

All proposals submitted by the Company’s Board of Directors (the “Board”) to the Company’s shareholders, which were described at greater length in the notice and proxy statement with respect to the EGM (which was attached as Exhibit (a)-(1) to the Company’s Schedule 13E-3, as amended by Amendment No. 2, filed with the Securities and Exchange Commission on July 10, 2026) (the “Proxy Statement”), were approved at the EGM, consisting of:

1.	Proposal No. 1: IT IS RESOLVED, as a SPECIAL RESOLUTION, that the following be approved and authorized in all respects:

a.	the Merger Agreement, pursuant to which Merger Sub will be merged with and into the Company and cease to exist, with the Company continuing as the surviving company and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger;

b.	the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being substantially in the form approved by the directors of the Company on February 17, 2026 and attached as Annex B to the proxy statement); and

c.	the directors and/or officers of the Company doing all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger.

2.	Proposal No. 2: IT IS RESOLVED, as an ORDINARY RESOLUTION, that if necessary, the EGM be adjourned to a later date or dates, to be determined by the Chairman of the EGM, in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the special resolution to be proposed at the EGM.

Because the Company’s shareholders approved the special resolution, Proposal No. 1, a vote on the ordinary resolution to adjourn the EGM, Proposal No. 2, as described in the Proxy Statement, was not called during the EGM.

The description of each of the above proposals, as set forth in the Proxy Statement, is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IHS Holding Limited

Dated: August 4, 2026	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer